Exhibit 25.06

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM T-1

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)          |__|

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THE BANK OF NEW YORK MELLON
(Exact name of trustee as specified in its charter)

| | |
|---|---|
| New York | 13-5160382 |
| (Jurisdiction of incorporation | (I.R.S. employer |
| if not a U.S. national bank) | identification no.) |
| | |
| One Wall Street, New York, New York | 10286 |
| (Address of principal executive offices) | (Zip code) |

**Legal Department**
**The Bank of New York Mellon**
**One Wall Street, 15th Floor**
**New York, New York 10286**
**(212) 635-1270**
(Name, address and telephone number of agent for service)

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ATLANTIC CITY ELECTRIC COMPANY
(Exact name of obligor as specified in its charter)

| | |
|---|---|
| New Jersey | 21-0398280 |
| (State or other jurisdiction of | (I.R.S. employer |
| incorporation or organization) | identification no.) |
| | |
| 800 King Street, P.O. Box 231 | |
| Wilmington, Delaware | 19899 |
| (Address of principal executive offices) | (Zip code) |

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Senior Notes
(Title of the indenture securities)

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1. **General information.  Furnish the following information as to the Trustee:**

   (a) **Name and address of each examining or supervising authority to which it is subject.**

| Name | Address |
| --- | --- |
| Superintendent of Banks of the State of New York | One State Street New York, New York 10004-1417 and Albany, New York 12223 |
| Federal Reserve Bank of New York | 33 Liberty Street New York, New York 10045 |
| Federal Deposit Insurance Corporation | Washington, District of Columbia 20429 |
| New York Clearing House Association | New York, New York 10005 |

   (b) **Whether it is authorized to exercise corporate trust powers.**

   Yes.

2. **Affiliations with Obligor.**

   **If the obligor is an affiliate of the trustee, describe each such affiliation.**

   None.

16. **List of Exhibits.**

   **Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).**

   1. A copy of the Organization Certificate of The Bank of New York Mellon (formerly known as The Bank of New York, itself formerly Irving Trust Company) as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 1 to Amendment No. 1 to Form T-1 filed with Registration Statement No. 33-6215, Exhibits 1a and 1b to Form T-1 filed with Registration Statement No. 33-21672, Exhibit 1 to Form T-1 filed with Registration Statement No. 33-29637, Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121195 and Exhibit 1 to Form T-1 filed with Registration Statement No. 333-152735).

4.      A copy of the existing By-laws of the Trustee.  (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-154173).

6.      The consent of the Trustee required by Section 321(b) of the Act (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-152735).

7.      A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

## SIGNATURE

Pursuant to the requirements of the Act, the Trustee, The Bank of New York Mellon, a corporation organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York, and State of New York, on the 16th day of September, 2010.

THE BANK OF NEW YORK MELLON

By: /S/    SHERMA THOMAS
    Name:  SHERMA THOMAS
    Title:   SENIOR ASSOCIATE

**Exhibit 7**

Consolidated Report of Condition of

## THE BANK OF NEW YORK MELLON

of One Wall Street, New York, N.Y. 10286
And Foreign and Domestic Subsidiaries,
a member of the Federal Reserve System, at the close of business June 30, 2010, published in accordance with a call made by the Federal Reserve Bank of this District pursuant to the provisions of the Federal Reserve Act.

| ASSETS | Dollar Amounts In Thousands |
|---|---:|
| Cash and balances due from depository institutions: | |
| Noninterest-bearing balances and currency and coin | 2,894,000 |
| Interest-bearing balances | 70,096,000 |
| Securities: | |
| Held-to-maturity securities | 3,740,000 |
| Available-for-sale securities | 47,179,000 |
| Federal funds sold and securities purchased under agreements to resell: | |
| Federal funds sold in domestic offices | 1,000 |
| Securities purchased under agreements to resell | 1,090,000 |
| Loans and lease financing receivables: | |
| Loans and leases held for sale | 22,000 |
| Loans and leases, net of unearned income | 25,167,000 |
| LESS: Allowance for loan and lease losses | 525,000 |
| Loans and leases, net of unearned income and allowance | 24,642,000 |
| Trading assets | 6,020,000 |
| Premises and fixed assets (including capitalized leases) | 1,025,000 |
| Other real estate owned | 6,000 |
| Investments in unconsolidated subsidiaries and associated companies | 883,000 |
| Direct and indirect investments in real estate ventures | 0 |
| Intangible assets: | |
| Goodwill | 4,897,000 |
| Other intangible assets | 1,403,000 |
| Other assets | 12,096,000 |
| Total assets | 175,994,000 |

## LIABILITIES

| | |
|---|---:|
| Deposits: | |
| In domestic offices............................................... | 67,709,000 |
| Noninterest-bearing.............................................. | 39,261,000 |
| Interest-bearing .................................................. | 28,448,000 |
| In foreign offices, Edge and Agreement subsidiaries, and IBFs ..................................... | 72,585,000 |
| Noninterest-bearing.............................................. | 2,240,000 |
| Interest-bearing .................................................. | 70,345,000 |
| Federal funds purchased and securities sold under agreements to repurchase: | |
| Federal funds purchased in domestic offices…………………………………….......... | 2,906,000 |
| Securities sold under agreements to repurchase ......................................................... | 12,000 |
| Trading liabilities.................................................... | 7,528,000 |
| Other borrowed money: | |
| (includes mortgage indebtedness and obligations under capitalized leases)……. | 1,619,000 |
| Not applicable | |
| Not applicable | |
| Subordinated notes and debentures......................... | 3,490,000 |
| Other liabilities....................................................... | |
| | 5,096,000 |
| Total liabilities ....................................................... | 160,945,000 |

## EQUITY CAPITAL

| | |
|---|---:|
| Perpetual preferred stock and related surplus…………………………………… | 0 |
| Common stock ......................................................... | 1,135,000 |
| Surplus (exclude all surplus related to preferred stock) .................................................. | 8,545,000 |
| Retained earnings.................................................... | 6,215,000 |
| Accumulated other comprehensive income……… | -1,208,000 |
| Other equity capital components………………… | 0 |
| Total bank equity capital......................................... | 14,687,000 |
| Noncontrolling (minority) interests in consolidated subsidiaries ……………………… | 362,000 |
| Total equity capital ................................................. | 15,049,000 |
| Total liabilities and equity capital........................... | 175,994,000 |

I, Thomas P. Gibbons, Chief Financial Officer of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Thomas P. Gibbons,
Chief Financial Officer

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

Gerald L. Hassell
Robert P. Kelly
Catherine A. Rein



Directors